UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1*)

Condor Hospitality Trust, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

86852R108

(CUSIP Number)

Jason Ment

General Counsel

4275 Executive Square, Suite 500

La Jolla, California 92037

Telephone: (858) 558-9700

With a copy to:

Bradley C. Brasser

Jones Day

77 West Wacker Drive

Chicago, Illinois 60601

(312) 782-3939

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 28, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note:

Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 86852R108	Schedule 13D	Page 2 of 7

1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) SREP III Flight – Investco, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,802,873*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,802,873*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,802,873*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.3**%
14	TYPE OF REPORTING PERSON PN
*	Includes 18,750,000 shares of common stock, $0.01 par value per share (“Common Stock”) of Condor Hospitality Trust, Inc., a Maryland corporation (“Issuer”), and 2,052,873 shares of Common Stock issuable, after certain shareholder approvals are obtained, upon the conversion, on or after February 28, 2019, of up to 437,262 shares of Series E Cumulative Convertible Preferred Stock (“Series E Stock”), par value $0.01 per share.
**	The percentage of class shown represents the voting percentage held by the Reporting Person for Series E Stock as if converted into common stock.

CUSIP No. 86852R108	Schedule 13D	Page 3 of 7

1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) StepStone REP III (GP), LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,802,873*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,802,873*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,802,873*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.3**%
14	TYPE OF REPORTING PERSON PN
*	Includes 18,750,000 shares of common stock, $0.01 par value per share (“Common Stock”) of Condor Hospitality Trust, Inc., a Maryland corporation (“Issuer”), and 2,052,873 shares of Common Stock issuable, after certain shareholder approvals are obtained, upon the conversion, on or after February 28, 2019, of up to 437,262 shares of Series E Cumulative Convertible Preferred Stock (“Series E Stock”), par value $0.01 per share.
**	The percentage of class shown represents the voting percentage held by the Reporting Person for Series E Stock as if converted into common stock.

CUSIP No. 86852R108	Schedule 13D	Page 4 of 7

1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) StepStone Group Real Estate LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,802,873*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,802,873*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,802,873*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.3**%
14	TYPE OF REPORTING PERSON PN; IA
*	Includes 18,750,000 shares of common stock, $0.01 par value per share (“Common Stock”) of Condor Hospitality Trust, Inc., a Maryland corporation (“Issuer”), and 2,052,873 shares of Common Stock issuable, after certain shareholder approvals are obtained, upon the conversion, on or after February 28, 2019, of up to 437,262 shares of Series E Cumulative Convertible Preferred Stock (“Series E Stock”), par value $0.01 per share.
**	The percentage of class shown represents the voting percentage held by the Reporting Person for Series E Stock as if converted into common stock.

CUSIP No. 86852R108	Schedule 13D	Page 5 of 7

1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) StepStone Group Real Estate Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,802,873*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,802,873*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,802,873*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.3**%
14	TYPE OF REPORTING PERSON PN
*	Includes 18,750,000 shares of common stock, $0.01 par value per share (“Common Stock”) of Condor Hospitality Trust, Inc., a Maryland corporation (“Issuer”), and 2,052,873 shares of Common Stock issuable, after certain shareholder approvals are obtained, upon the conversion, on or after February 28, 2019, of up to 437,262 shares of Series E Cumulative Convertible Preferred Stock (“Series E Stock”), par value $0.01 per share.
**	The percentage of class shown represents the voting percentage held by the Reporting Person for Series E Stock as if converted into common stock.

CUSIP No. 86852R108	Schedule 13D	Page 6 of 7

This Amendment No. 1 to the Statement on Schedule 13D amends the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on March 25, 2016, which relates to the shares of common stock, $0.01 par value per share (the “Common Stock”), of Condor Hospitality Trust, Inc., a Maryland corporation (“Issuer”).

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D as follows. Except as provided herein, this Amendment No. 1 does not modify any of the information previously reported on such Schedule 13D, including any amendment thereto.

Item 1.	Security and Issuer

Title of Class of Equity Securities:	Common Stock issuable upon the conversion of Issuer’s Series E Cumulative Convertible Preferred Stock, par value $0.01 per share (“Series E Stock”)

Item 3.	Source and Amount of Funds or Other Consideration

The response to Item 4 is incorporated by reference herein.

Item 4.	Purposes of Transactions

On February 28, 2017, Issuer entered into a series of agreements providing for:

•	the issuance and sale of Issuer’s Series E Stock under a private transaction to SREP III Flight – Investco, L.P. (“Investco”); and

•	the conversion of all of Issuer’s outstanding Series D Cumulative Preferred Stock (the “Series D Stock”).

The purpose of the transactions described herein are for Investco, together with StepStone REP III (GP), LLC, StepStone Group Real Estate LP and StepStone Group Real Estate Holdings LLC, to acquire a substantial interest in the Issuer.

Agreement

On February 28, 2017, Investco and Issuer entered into an agreement (the “Agreement”) pursuant to which the Issuer issued 437,262 shares of Series E Stock on the same date as consideration for Investco to convert its Series D Stock into Common Stock. As of March 3, 2017, the Reporting Persons may be deemed to own 20,802,873 Common Stock, representing approximately 47.3% of the Issuer’s outstanding voting stock, which includes Common Stock issuable, after certain shareholder approvals are obtained, upon the conversion, on or after February 28, 2019, of up to 437,262 shares of Series E Stock directly held by Investco. The Reporting Persons have assumed the conversion of Series E Stock at a conversion price of $2.13 for each share of Common Stock, which is equal to the rate of 4.69 shares of common stock for each share of Series E Stock. All Reporting Persons other than Investco are filing this Amendment No. 1 to Schedule 13D because they may be deemed to be the beneficial owner of the Common Stock and Series E Shares held by Investco.

Following the conversion, no shares of Series D Stock remained outstanding.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Item 4 is incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits

EXHIBIT A    Articles Supplementary of the Issuer classifying and establishing the Series E Stock and filed as a supplement to the Amended and Restated Articles of Incorporation, as amended, of Issuer, incorporated herein by reference to Exhibit 3.2 of the Current Report on Form 8-K filed by the Issuer on March 2, 2017.

EXHIBIT B    The Agreement is incorporated herein by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Issuer on March 2, 2017.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 3, 2017	SREP III FLIGHT – INVESTCO, L.P.

	By:	StepStone REP III (GP), LLC
	Its:	General Partner

	By:	/s/ Jason Ment
	Name:	Jason Ment
	Title:	Partner and General Counsel

STEPSTONE GROUP REAL ESTATE LP

	By:	StepStone Group Real Estate Holdings LLC
	Its:	General Partner

	By:	/s/ Jason Ment
	Name:	Jason Ment
	Title:	Partner and General Counsel

STEPSTONE REP III (GP), LLC

	By:	StepStone Group Real Estate LP
	Its:	Sole Member

	By:	StepStone Group Real Estate Holdings LLC
	Its:	General Partner

	By:	/s/ Jason Ment
	Name:	Jason Ment
	Title:	Partner and General Counsel

STEPSTONE GROUP REAL ESTATE HOLDINGS LLC

	By:	/s/ Jason Ment
	Name:	Jason Ment
	Title:	Partner and General Counsel